UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berthel Fisher & Company Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Tama Street
(No. and Street)

Marion (City) Iowa (State) 52302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Wegmann (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Ave. SE STE. 300 (Address) Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Wegmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. HARTZELL
COMMISSION NO. 163625
MY COMMISSION EXPIRES
January 22, 2013
NOTARIAL SEAL IOWA

Michelle R. Hartzell
Notary Public

Dan Wegmann
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Report
December 31, 2011

Contents

Independent Auditor's Report	1
Financial Statements	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 – 15
Supplementary Schedule	
I. Computation of net capital under Rule 15c3-1	16
II. Computation for determination of reserve requirements under Rule 15c3-3	17
III. Information relating to possession or control requirements under Rule 15c3-3	17
Independent Auditor's Report on Internal Control	18 – 19

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berthel Fisher & Company Financial Services, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 23, 2012

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	6,948,153
Deposit with correspondent broker		150,015
Due from correspondent broker		488,108
Other commissions receivable		412,439
Other receivables		714,912
Short-term investments		275,644
Investments in securities:		
Marketable, at market value		30,680
Not readily marketable, at estimated fair value, cost of $984,150		706
Notes receivable, less allowance for doubtful accounts of $84,733		157,043
Property and equipment		437,901
Other assets		65,660
Deferred income taxes		494,000
Intangibles assets, less accumulated amortization of $1,049,125		29,975
Goodwill		3,880,029
	$	14,085,265

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	1,615,066
Accounts payable and other accrued expenses		3,255,378
Deferred revenue		1,141,305
Total liabilities		6,011,749
Commitments and contingencies (Note 9)		
Stockholder's equity:		
Common stock, no par value; authorized 250,000 shares; issued and outstanding 195,069 shares		2,821,148
Series A cumulative, convertible preferred stock, authorized 50,000 shares; issued and outstanding 4,182 shares		300,142
Additional paid-in capital		5,077,892
(Accumulated deficit)		(125,666)
Total stockholder's equity		8,073,516
	$	14,085,265

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Income
Year Ended December 31, 2011

Revenues:	
Commissions	$ 48,863,695
Fee income	2,198,857
Interest and dividends	123,561
Net unrealized investment gains	2,581
Other	3,499,309
Total revenues	54,688,003
Expenses:	
Commissions	40,552,813
Employee compensation	2,573,780
Employee benefits	608,455
Management fees	2,338,000
Attorney fees including litigation and settlements (Note 9)	2,117,023
Occupancy	1,190,117
Clearing charges	1,329,200
Reporting services	254,742
Data processing	347,332
Depreciation and amortization	299,113
Other general and administrative expenses	1,860,458
Total expenses	53,471,033
Income before income taxes	1,216,970
Income tax expense	470,833
Net income	$ 746,137

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock	Series A Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2010	$ 2,821,148	$ 300,142	$ 5,077,892	$ (853,794)	$ 7,345,388
Net income	-	-	-	746,137	746,137
Dividends on preferred stock	-	-	-	(18,009)	(18,009)
Balance, December 31, 2011	**$ 2,821,148**	**$ 300,142**	**$ 5,077,892**	**$ (125,666)**	**$ 8,073,516**

See Notes to Financial Statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net income	$ 746,137
Adjustments to reconcile net (loss) to net cash flows provided by operating activities:	
Change in unrealized (gains) on securities owned	(2,581)
Depreciation and amortization	299,113
Deferred income taxes	(348,000)
Provision for doubtful accounts	54,736
Change in assets and liabilities:	
Deposit with correspondent broker	57,411
Due from correspondent broker	279,011
Other commissions receivable	71,149
Other receivables	(471,601)
Short term investments	25,839
Investments in securities	(5,785)
Other assets	21,501
Commissions payable	(455,562)
Accounts payable and other accrued expenses	884,626
Deferred revenue	(304,347)
Net cash flows provided by operating activities	851,647
Cash Flows from Investing Activities:	
Purchase of property and equipment	(152,255)
Issuance of notes receivable	(5,000)
Collection of notes receivable	73,905
Proceeds received on due from affiliate	17,648
Net cash flows (used in) investing activities	(65,702)
Cash Flows from Financing Activities, dividends on preferred stock	(18,009)
Increase in cash and cash equivalents	767,936
Cash and Cash Equivalents:	
Beginning	6,180,217
Ending	$ 6,948,153
Supplemental Disclosures of Cash Flow Information, income taxes paid	$ 368,886

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (Company) is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority and also registered as an introducing broker with the National Futures Association.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of The Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by correspondent brokers of $382,922 as of December 31, 2011.

Short-term investments: Short-term investments consist of certificates of deposit with maturities of 12 to 33 months.

Receivables: Receivables from correspondent broker and commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of notes receivable, the allowance for doubtful accounts, goodwill impairment testing and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable equity securities. Security transactions are recorded on a trade date basis.

In accordance with accounting practices for broker-dealers, marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market is included in the statement of operations. Realized gains and losses are recognized using the specific-identification method.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: Notes receivable are carried at the present value of the future principal payments and the related discount, if any, is accreted over the life of the note.

Goodwill: The Goodwill and Other Intangible Assets Topic of the FASB Codification states that goodwill is not amortized but is subject to impairment tests performed at least annually. The Company first assessed various qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of the Company was less than its carrying amount (qualitative assessment). As of December 31, 2011, management determined there was no impairment based on its annual testing. This allowed the Company to forego the existing two-step goodwill impairment test.

Intangible assets: Intangibles include customer lists amortized by the straight-line method over a nine-year period. Amortization expense of $29,975 will be recognized for the year ending December 31, 2012.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2011, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. The Company uses accelerated methods in computing depreciation for income tax purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. Income from underwriting and fees are typically earned in accordance with the fee agreement. Other revenues consist of various fees that are typically earned in accordance with agreements with registered representatives and correspondent brokers as well as annual seminar fees.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Deferred revenue: In 2010, the Company converted a majority of customer-related transactions to one correspondent broker. In connection with meeting the required conversion criteria as specified in the clearing agreement, the Company received $1,750,000 in 2010 which is being recognized in revenue over the term of the clearing agreement.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2 Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Warrants are recorded at fair value, which is based on the sum of the amount, if any, by which the estimated fair value of the underlying securities exceeds the exercise price of the warrants plus the amount of the fair value of the option feature of the warrant. These financial instruments are classified as Level 2 in the fair value hierarchy.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Not readily marketable investments owned by the Company consist of equity securities and warrants of U.S. based companies in industries such as information management products and services and wireless communications. Restricted securities and other securities for which quotations are not readily available are valued at fair value as determined by the Board of Directors. In determining fair value for securities not readily marketable, investments are initially stated at cost until significant subsequent events require a change in valuation. Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment, developments since the acquisition of the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded and other factors generally pertinent to the valuation of investments. The Board of Directors, in making its evaluation, has relied on financial data of investees provided by management of the investee companies. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's not readily marketable investments generally represents the amount the Company would expect to receive if it were to liquidate its investment. These financial instruments are classified in Level 3 of the fair value hierarchy.

Recent accounting pronouncements: To simplify the process of testing goodwill for impairment for both public and nonpublic entities, on September 15, 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-08, *Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount (qualitative assessment). In certain cases, this will allow an entity to forego the existing two-step goodwill impairment test. This ASU is effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted and the Company elected to early adopt this ASU for the year ended December 31, 2011.

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04)*. ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies.

The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $2,338,000 for the year ended December 31, 2011.

During the year ended December 31, 2011, the Company paid $487,058 to Berthel Fisher & Company Management Corp. (a wholly owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company paid $77,828 to an affiliate for license and user fees for the year ended December 31, 2011.

Note 3. Notes Receivable

Notes receivable as of December 31, 2011, consist of the following:

Various uncollateralized notes receivable due from brokers	$	241,776
Less allowance for doubtful accounts		(84,733)
	$	157,043

Note 4. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax expense for the year ended December 31, 2011 are summarized as follows:

Current	$	818,833
Deferred		(348,000)
Income tax expense	$	470,833

The provision for income taxes for the year ended December 31, 2011 differs from the amounts computed by applying the statutory federal income tax rate of 34%, plus an estimate of 4.5% for state income taxes, to income before income taxes due to the following items:

Computed expected amount	$	468,533
Nondeductible expenses		36,186
Federal tax benefit of state income taxes deduction		(33,886)
	$	470,833

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses, deferred revenue and amortization of intangibles. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	961,000
Gross deferred income tax liabilities		(467,000)
Net deferred income tax assets	$	494,000

During the year ended December 31, 2011, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

Note 4. Income Taxes (Continued)

The Company files income tax returns in U.S. federal jurisdiction, and various states. With a few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2008.

Note 5. Property and Equipment

Property and equipment as of December 31, 2011, consists of the following:

Furniture and fixtures	$ 775,763
Leasehold improvements	271,225
Development fees	288,445
Accumulated depreciation	(897,532)
Property and equipment, net	$ 437,901

Note 6. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative annual dividend of $.06 per share. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends.

Note 7. Net Capital Requirements

The Company is subject to The SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2011, the Company had net capital of $2,786,393 which was $2,385,610 in excess of its required net capital of $400,783. The Company's net capital ratio was 2.16 to 1.

Note 8. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). Effective January 1, 2011, the 401(k) plan adopted a 3% non-elective safe harbor employer contribution and a discretionary matching contribution. Eligible employees receive 3% of qualifying compensation. The discretionary matching contribution will not apply to deferrals exceeding 6% of eligible compensation. Each participant may elect to defer compensation up to 60%. The Company's contributions for the year ended December 31, 2011 aggregated $105,934.

Note 9. Commitments and Contingencies

The Company leases office facilities and certain equipment under various noncancellable month-to-month operating leases. Lease expense of $521,092 was incurred during the year ended December 31, 2011.

In 2008 DBSI, a product sponsor, filed for Chapter 11 bankruptcy. Subsequent to that date, through the year ended December 31, 2011, the Company has received 33 claims from customers related to investments with DBSI. Nineteen of these claims involve DBSI products and products from other product sponsors (hybrid claims). Fourteen of the claims are associated with products only from DBSI. Seventeen of the 33 claims received have been settled. The non settled claimants are seeking approximately $25.9 million from the Company, the Company's insurance carrier and other parties. The insurance carrier has treated these multiple interrelated DBSI claims as one claim which reduces the coverage to $1 million for this group of claims. The Company's insurance policy contains a $1 million per claim limit. The Company does not agree with this aggregation and has filed a suit against the insurance carrier concerning this issue. The insurance carrier notified the Company that it has reached the $1 million limit and the company is responsible for all remaining costs associated with these claims. Management of the Company has determined it is probable there will be future liabilities incurred related to these claims and therefore has accrued a minimum estimated liability of approximately $305,000 towards litigation and other costs for these claims as of December 31, 2011. Management is not able at this time to predict the ultimate effect of these claims on the Company's financial position or operating results.

Associated with the DBSI bankruptcy, the Bankruptcy Estate formed a Private Action Trust and invited DBSI investors to assign the claims they had against Broker Dealers who sold them DBSI interests to the Trustee and the Trustee agreed to bring suit against the broker dealers on behalf of the investors. As a result, the DBSI Private Action Trust has filed a suit against the Company and a large number of other Broker Dealers. Approximately 300 of the Company's clients assigned their claims to the Trustee for a claim totaling approximately $31.4 million. The Company has elected to resist the Trustee's action.

The DBSI Bankruptcy Trustee filed an Adversary Proceeding against the Company and a large number of other Broker Dealers who sold DBSI products. That action claims payments made to the Company (commissions) for the 4 years prior to the DBSI bankruptcy filing were a preference and should be returned to the DBSI Bankruptcy Estate. The claim totals approximately $5.5 million. The Company has filed a Motion to Dismiss the Suit.

The Company has accrued a minimum estimated liability of $147,000 towards litigation and other costs for the DBSI Bankruptcy Trustee claims as of December 31, 2011. Management is not able at this time to predict the ultimate effect of the DBSI Bankruptcy Trustee claims on the Company's financial position or operating results.

During the years ended December 31, 2011 and 2010, the Company received ten claims from investors who were both customers of other broker dealers as a result of administrative functions the Company provided under a Managing Broker Dealer Agreement with a product sponsor and also customers of the Company. The claimants filed claims seeking approximately $48.5 million pertaining to the investments associated with that sponsor. The insurance carrier has denied coverage related to those claims of the individuals who are not customers of the Company, which the Company is disputing. The Company has filed petitions to have those claims dismissed and believes it has good defenses against the claims which will prevail if the matter comes to trial. Three of the claims, totaling approximately $36.4 million, were dismissed in 2011. One of those cases is now on appeal.

Note 9. Commitments and Contingencies (Continued)

Of the above claims received by the Company, eight of those claims are from investors who are customers of the Company. These claimants are seeking approximately $7.7 million. The insurance carrier has elected to treat these multiple claims as one claim which reduces the coverage to $1 million for this group of claims. The Company's insurance policy contains a $1 million per claim limit. The Company does not agree with this aggregation and intends to file suit against the insurance carrier concerning this issue. The Company does expect the insurance carrier to cover potential costs up to $1 million with a $50,000 retainer related to the claims involving clients of the Company.

Management of the Company has determined it is probable there will be future liabilities incurred related to these claims and therefore has accrued a minimum estimated liability of approximately $278,000 towards litigation and other costs for these claims as of December 31, 2011. Management is not able at this time to predict the ultimate effect of the above claims on the Company's financial position or operating results.

The Company is involved in various other pending or threatened legal proceedings arising from the normal course of its business operations with claims totaling approximately $7.1 million. Management of the Company has accrued a minimum estimated liability of approximately $258,000 towards litigation and other costs for these claims as of December 31, 2011. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 10. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair value considerations:
Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Investments in marketable securities are valued using quoted market prices. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Note 10. Financial Instruments (Continued)

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2011.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements Using		
Description	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Common stock	$ 30,680	$ -	$ 706
Money market, included in cash and cash equivalents	-	2,215,378	-
	$ 30,680	$ 2,215,378	$ 706

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

Balance, January 1, 2011	$ 1,130
Sale of investment securities	(396)
Market value decline	(28)
Balance, December 31, 2011	$ 706

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2011.

Note 11. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 12. Subsequent Events

The Company has evaluated subsequent events through February 23, 2012, the date on which the financial statements were available to be issued, and has determined that no events or transactions have occurred through that date that require recognition or disclosure in the financial statements.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2011

Computation of net capital:	
Total stockholder's equity	$ 8,073,516
Nonallowable assets and other deductions:	
Petty cash	200
Other receivables	162,393
Investments in securities not readily marketable	706
Notes receivable	157,043
Property and equipment	437,901
Other assets	65,660
Deferred income taxes	494,000
Intangible assets	29,975
Goodwill	3,880,029
Other deductions	2,161
Net capital before haircuts on securities positions	2,843,448
Haircuts on securities positions	57,055
Net capital	$ 2,786,393
Computation of aggregate indebtedness:	
Items from statement of financial condition:	
Commissions payable	$ 1,615,066
Accounts payable and other accrued expenses	3,255,378
Deferred Revenue	1,141,305
Total aggregate indebtedness	$ 6,011,749
Computation of basic net capital requirement:	
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $100,000	$ 400,783
Excess net capital, net capital less net capital requirement	$ 2,385,610
Percentage of aggregate indebtedness to net capital	216%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2011.

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services Inc. (Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 23, 2012

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.
Marion, Iowa

In planning and performing our audit of the financial statements of Berthel Fisher & Company Financial Services Inc. (Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 23, 2012